Exhibit 99.2

Execution Version

WAIVER AND RELEASE AGREEMENT

This Waiver and Release Agreement (this “Waiver Agreement”) is dated this 19th day of September, 2025, by and between Autozi Internet Technology (Global) Ltd. (the “Company”) and JAK Opportunities XII LLC (the “Holder”).

Recitals

Whereas, the Holder beneficially owns and holds (i) a senior unsecured convertible promissory note of the Company in an aggregate principal amount as set forth on Schedule I attached hereto (the “Original Note”), which was issued pursuant to that certain Amended and Restated Securities Purchase Agreement, dated as of February 19, 2025 (as amended, supplemented or otherwise modified from time to time, the “SPA”), by and among the Company and the Holder and (ii) certain incremental warrants (the “Incremental Warrants”) to purchase additional senior unsecured convertible promissory notes of the Company (the “Incremental Notes” and, together with the Original Notes, the “SPA Notes”) as set forth on Schedule I attached hereto, issuable pursuant to the SPA. Capitalized terms not defined herein shall have the meaning as set forth in the SPA.

Whereas, pursuant to Section 2(a) of an Amended and Restated Registration Rights Agreement, dated February 19, 2025, by and between the Company and the Holder (the “Registration Rights Agreement”), the Company is required to file a registration statement (the “Initial Registration Statement”) providing for the resale by the Holder of a number of Conversion Shares equal to the Required Registration Amount.

Whereas, pursuant to a Waiver Agreement, dated April 30, 2025, by and between the Company and the Holder (the “Initial Waiver”), the Holder has waived, in part, to the extent set forth therein, Section 2(a) of the Registration Rights Agreement with respect to the Required Registration Amount.

Whereas, pursuant to Section 2(a) of the Registration Rights Agreement and the Initial Waiver, the Company has filed a registration statement on Form F-1 (the “Initial Registration Statement”) with the SEC on April 30, 2025 related to the resale by the Holder of a number of Conversion Shares up to 33,208,797 Class A ordinary shares of the Company.

Whereas, the Company desires to withdraw the Initial Registration Statement, terminate the Registration Rights Agreement in its entirety and cancel all outstanding Incremental Warrants, and, in exchange for the issuance by the Company to the Holder of a senior unsecured promissory note on the date hereof in an original principal equal to one million five hundred thousand dollars ($1,500,000) substantially in the form attached as Exhibit A hereto (the “New Note”), the Holder desires to agree to such withdrawal, terminate the Registration Rights Agreement in its entirety, cancel all outstanding Incremental Warrants, and waive all the rights and claims, known or unknown, under or in connection with the Registration Rights Agreement.

Now, Therefore, in consideration of the terms and conditions contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Holder hereby agree as follows:

1. Release and Waiver.

1.1 Subject to the terms and conditions set forth herein, effective upon issuance of the New Note and execution of the Irrevocable Transfer Agent Instructions, the Holder and the Company, each for itself and on behalf of its affiliates and each of their respective representatives, agents, estates, heirs, successors and assigns (individually and collectively, the “Releasing Parties”), hereby agrees that (i) the Registration Rights Agreement shall be terminated in its entirety without any further action by either party hereto, (ii) all claims, known or unknow, under or in connection with the Registration Rights Agreement, including, without limitation, the Registration Delay Payments (as defined in the Registration Rights Agreement) payable pursuant to the terms of the Registration Rights Agreement, shall be irrevocably waived; (iii) all Incremental Warrants outstanding on the date hereof shall be cancelled with no further force or effect without any further action by either party hereto; and (iv) irrevocably and unconditionally acquits, releases, waives and discharges, and further covenants and agrees that it will not assert (or assist any Person in making) any claims against the other party, such party’s affiliates and their respective successors, predecessors and assigns (individually and collectively, the “Released Parties”) from any and all past, present and future debts, losses, costs, suits, actions, causes of action, liabilities, contributions, attorneys’ fees, interest, damages, expenses, claims, potential claims, counterclaims, cross-claims, or demands, in law or in equity, asserted or unasserted, express or implied, known or unknown, matured or unmatured, contingent or vested, liquidated or unliquidated, of any kind or nature or description whatsoever, that such Releasing Party had, presently has or may hereafter have or claim or assert to have against any of the Released Parties solely by reason of the items set forth in clauses (i) through (iv) herein (collectively, the “Released Matters”). Each Releasing Party hereby covenants not to sue or otherwise seek to enforce or assert any rights against any of the Released Parties with respect to the Released Matters.

1.2 [Reserved]

1.3 The releases contained herein are intended to be complete, global and all encompassing and specifically include claims that are known, unknown, fixed, contingent or conditional with respect to the matters described herein. Subject to Section 1.1, the Holder hereby expressly waives any and all rights conferred upon it by any statute or rule of law which provides that a release does not extend to claims which the claimant does not know or suspect to exist in its favor at the time of executing the release, which if known by it must have materially affected its settlement with the released party.

2. Issuance of New Note.

2.1 Subject to the terms and conditions set forth in this Waiver Agreement, the Company shall issue the New Note to the Holder on the date hereof.

2.2 The parties hereby agree that the New Note shall constitute a “Note” for purposes of the SPA and each other Transaction Document and all applicable terms and provisions of the SPA and the other Transaction Documents applicable to Notes shall apply, mutatis mutandis, to the New Note.

3. Representations and Warranties of the Holder. The Holder hereby represents and warrants to the Company that:

3.1 The Holder is duly organized, validly existing and in good standing under the laws of its state of formation and has the requisite organizational power and authority to enter into and perform its obligations under this Waiver Agreement.

3.2 This Waiver Agreement has been duly and validly authorized, executed and delivered on behalf of the Holder and shall constitute the legal, valid and binding obligation of the Holder enforceable against the Holder in accordance with its terms. The execution, delivery and performance of this Waiver Agreement by the Holder and the consummation by the Holder of the transactions contemplated hereby will not result in a violation of the organizational documents of the Holder.

3.3 The Holder is an “accredited investor” as that term is defined in Rule 501 of Regulation D under the Securities Act. The Holder is not, and has not been, for a period of at least three months prior to the date of this Waiver Agreement (a) an officer or director of the Company, (b) an “affiliate” of the Company (as defined in Rule 144) or (c) a “beneficial owner” of more than ten percent (10%) of the common stock (as defined for purposes of Rule 13d-3 of the 1934 Act).

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4. Representations and Warranties of the Company. The Company hereby represents and warrants to the Holder that:

4.1 The Company is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company, nor any subsidiary is in violation or default of any of the provisions of its respective certificate or certificates of incorporation, bylaws or other organizational or charter documents. Each of the Company and its subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company, taken as a whole (a “Material Adverse Effect”)

4.2 The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Waiver Agreement, including without limitation the issuance of the New Note, and otherwise to carry out its obligations hereunder. The execution and delivery of this Waiver Agreement by the Company and the consummation by it of the transactions contemplated hereby, including without limitation the issuance of the New Note, have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the Company’s shareholders in connection herewith. This Waiver Agreement has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against it in accordance with its terms, except: (a) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally; (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies; and (c) insofar as indemnification and contribution provisions may be limited by applicable law.

4.3 The execution, delivery and performance by the Company of this Waiver Agreement and the consummation by it of the transactions contemplated hereby, including without limitation the issuance of the New Note, do not and will not conflict with or violate any provision of the Company’s certificate of incorporation, bylaws or other organizational or charter documents.

5. Transfer Agent Instructions. The Company shall issue irrevocable instructions to its transfer agent and any subsequent transfer agent (as applicable, the “Transfer Agent”) in a form acceptable to the Holder (the “Irrevocable Transfer Agent Instructions”) to issue certificates or credit shares to the applicable balance accounts at The Depository Trust Company (“DTC”), registered in the name of the Holder or its respective nominee, for the Conversion Shares in such amounts as specified from time to time by the Holder to the Company upon conversion of the New Note. The Company represents and warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 5 will be given by the Company to its transfer agent with respect to such Conversion Shares and the New Note, and that such Conversion Shares and the New Note shall otherwise be freely transferable on the books and records of the Company, as applicable, to the extent provided in this Waiver Agreement and the other Transaction Documents. If the Holder effects a sale, assignment, or transfer of such Conversion Shares or New Note, the Company shall permit the transfer and shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by the Holder to effect such sale, transfer, or assignment. In the event that such sale, assignment, or transfer involves Conversion Shares sold, assigned, or transferred pursuant to an effective registration statement or in compliance with Rule 144, the transfer agent shall issue such shares to the Holder, or its assignee or transferee (as the case may be) without any restrictive legend. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 5 will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5, that the Holder shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required. Any fees (with respect to the transfer agent, counsel to the Company, or otherwise) associated with the removal of any legends on any of the Securities shall be borne by the Company.

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6. Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Waiver Agreement and the consummation of the transactions contemplated hereby.

7. Survival of Representations. The release and waiver set forth in Section 1 shall survive the termination or expiration of the Transaction Documents and shall remain in full force and effect notwithstanding any amendment, restatement, or replacement of any such document. The representations and warranties of the Holder and the Company contained in Sections 3 and 4, respectively, will survive the closing of the transactions contemplated by this Waiver Agreement.

8. Fees. Each party shall bear any and all fees incurred by it in connection with preparing and delivering this Waiver Agreement (including, without limitation, all reasonable, documented legal fees and disbursements in connection therewith, and due diligence in connection with the transactions contemplated hereby).

9. Governing Law; Jurisdiction; Waiver of Jury Trial. This Waiver Agreement shall be construed under the laws of the State of New York, without regard to principles of conflicts of law or choice of law that would permit or require the application of the laws of another jurisdiction. The Company and the Holder each hereby agrees that all actions or proceedings arising directly or indirectly from or in connection with this Waiver Agreement shall be litigated only in the Supreme Court of the State of New York or the United States District Court for the Southern District of New York located in New York County, New York. The Company and the Holder each consents to the exclusive jurisdiction and venue of the foregoing courts and consents that any process or notice of motion or other application to either of said courts or a judge thereof may be served inside or outside the State of New York or the Southern District of New York by generally recognized overnight courier or certified or registered mail, return receipt requested, directed to such party at its or his address set forth below (and service so made shall be deemed “personal service”) or by personal service or in such other manner as may be permissible under the rules of said courts. THE COMPANY AND THE HOLDER EACH HEREBY WAIVES ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LITIGATION PURSUANT TO THIS WAIVER AGREEMENT.

10. Counterparts. This Waiver Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same Waiver Agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that an electronic signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not an electronic signature.

11. Severability. If any provision of this Waiver Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Waiver Agreement in that jurisdiction or the validity or enforceability of any provision of this Waiver Agreement in any other jurisdiction.

12. Ratification. Except as otherwise expressly provided herein, the Transaction Documents, are, and shall continue to be, in full force and effect and are hereby ratified and confirmed in all respects.

13. Disclosure of Transaction. On or prior to 9:30 a.m. Eastern Time on the Trading Day following execution of this Waiver Agreement, the Company shall file a Report or Foreign Private Issuer on Form 6-K describing all the material terms of the transactions contemplated by this Waiver Agreement in the form required by the 1934 Act and attaching all the material documents executed in connection herewith (including, without limitation, this Waiver Agreement (and all schedules to this Agreement) and the form of New Note (including all attachments, the “6-K Filing”). From and after the filing of the 6-K Filing, the Company shall have disclosed all material, non-public information (if any) provided to the Holder by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents in connection with the transactions contemplated hereby. In addition, effective upon the 6-K Filing, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, and of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and the Holder or any of its affiliates, on the other hand, shall terminate.

[Signature Page Follows]

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In Witness Whereof, the parties have caused this Waiver and Release Agreement to be executed and delivered as of the date first written above.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

By:	/s/ Houqi Zhang
Name:	Houqi Zhang
Title:	CEO

[SIGNATURE PAGE TO WAIVER AND RELEASE]

In Witness Whereof, the parties have caused this Waiver and Release Agreement to be executed and delivered as of the date first written above.

THE HOLDER:

JAK OPPORTUNITIES XII LLC

By:	/s/ Antonio Ruiz-Gimenez
Name:	Antonio Ruiz-Gimenez
Title:	Managing Member

[SIGNATURE PAGE TO WAIVER AND RELEASE]

SCHEDULE I

Purchaser	Aggregate Principal Amount of Notes	Initial Closing Incremental Warrant Principal Amount
JAK Opportunities XII LLC	$3,516,958.33	$24,000,000

Exhibit A

Form of New Note